FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-34928

SPROTT PHYSICAL SILVER TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K contains the Management Report of Fund Performance and Interim Financial Statements as of March 31, 2011 of Sprott Physical Silver Trust (the "Trust").

Sprott
Physical Silver
Trust

___________________________

Report to Unitholders

March 31, 2011

Table of Contents

Management Report on Fund Performance	2
Interim Financial Statements	6

Sprott Physical Silver Trust March 31, 2011

Management Report of Fund Performance*

Investment Objective and Strategies

Sprott Physical Silver Trust (the "Trust") is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical silver bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices.

The units of the Trust are listed on the New York Stock Exchange ("NYSE") Arca and the Toronto Stock Exchange ("TSX") under the symbols "PSLV" and "PHS.U", respectively.

Risks

The risks of investing in the Trust are detailed in the prospectus dated October 28, 2010 related to the initial public offering of units of the Trust. There have been no material changes to the Trust since inception that affected the overall level of risk. The principal risks associated with investing in the Trust are the price of silver, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical silver bullion, liabilities of the Trust, and redemption of units.

Results of Operations

During the period from January 1, 2011 to March 31, 2011, there were no unit issuances or redemptions.

The value of the net assets of the Trust as of March 31, 2011 was $844.5 million or $14.69 per unit, compared to $695.2 million or $12.09 per unit as at December 31, 2010, the Trust's most recent fiscal year end. The Trust held 22,298,540 ounces of physical silver bullion as of March 31, 2011, compared to 22,298,525 ounces held at December 31, 2010. As at March 31, 2011, the spot price of silver was $37.67 an ounce compared to a price of $30.92 an ounce as at December 31, 2010.

For the period from January 1, 2011 to March 31, 2011, total unrealized gains on physical silver bullion amounted to $150.5 million.

The Trust's net asset value per unit on March 31, 2011 was $14.69. The units closed at $17.59 on the NYSE Arca and $17.56 on the TSX on March 31, 2011 compared to closing prices of $14.07 on the NYSE Arca and $14.07 on the TSX on December 31, 2010. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2011 to March 31, 2011, the Trust's units traded on the NYSE Arca at an average premium to net asset value of approximately 15.4% compared to 8.6% for the period ended December 31, 2010.

_____________________________________
*	All references to currencies in this report are in United States Dollars, unless stated otherwise.

The interim management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund's financial statements. This report contains financial highlights but does not contain the complete interim financial statements of the investment fund. A copy of the interim financial statements has been included separately within the Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprott.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, Ontario M5J 2J1. Securityholders may also contact us using one of these methods to request a copy of the investment fund's proxy voting policies and procedures, proxy voting disclosure record or quarterly portfolio disclosure.

Sprott Physical Silver Trust March 31, 2011

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.45% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from January 1, 2011 to March 31, 2011, the Trust incurred management fees of $792,982 (not including applicable Canadian taxes).

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical silver bullion, costs incurred in connection with the Trust's continuous disclosure public filing requirements and investor relations and any expenses associated with the implementation and on-going operation of the Independent Review Committee of the Trust. Operating expenses for the period from January 1, 2011 to March 31, 2011 amounted to $297,861 (not including applicable Canadian taxes).

Sprott Physical Silver Trust March 31, 2011

Financial Highlights

The following table shows selected key financial information about the Trust and is intended to help you understand the Trust's financial performance for the three-month period ended March 31, 2011 and for the period from October 28, 2010 to December 31, 2010.

Net assets per unit1

	March 31, 2011 $	October 28, 2010 – December 31, 2010 $
Net assets per Unit, beginning of period	12.09	10.00
Increase (decrease) from operations2:
Total revenue	–	–
Total expenses	(0.02)	(0.01)
Realized gains (losses) for the period	–	–
Unrealized gains for the period	2.62	2.60
Total increase from operations	2.60	2.59
Net assets per Unit, end of period	14.69	12.09

1	This information is derived from the Trust's unaudited interim and annual financial statements.

2
Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit. Ratios and Supplemental Data

March 31, 2011
Total net asset value (000's)1	$844,459,577
Number of Units outstanding1	57,500,000
Management expense ratio2	0.70%
Trading expense ratio3	nil
Portfolio turnover rate4	nil
Net asset value per Unit	$14.69
Closing market price – NYSE Arca	$17.59
Closing market price – TSX	$17.56

1	This information is provided as at March 31, 2011.

2
Management expense ratio ("MER") is based on total expenses (excluding commissions and other portfolio transaction costs) for the stated period and is expressed as an annualized percentage of daily average net asset value during the period from January 1, 2011 to March 31, 2011. The MER for the period from January 1, 2011 to March 31, 2011 on an unannualized basis is 0.17%.

3
The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no trading costs associated with physical bullion trades, the trading expense ratio is nil.

4
The Trust's portfolio turnover rate indicates how actively the Trust's portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust's portfolio turnover rate in a year, the greater the trading costs payable by the Trust in the year, and the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Sprott Physical Silver Trust March 31, 2011

Past Performance

In accordance with National Instrument 81-106, performance data will be shown after the Trust has been in operation for at least 12 consecutive months. Summary of Investment Portfolio

As of March 31, 2011

	Ounces	Price $	Average Cost $	Fair Value $	% of Net Assets %
Physical silver bullion	22,298,540	37.67	541,723,287	839,874,507	99.5
Cash and Cash Equivalents				5,298,937	0.6
Other Net Liabilities				(713,867)	(0.1)
Total Net Assets				844,459,577	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Silver Trust

Unaudited interim financial statements

March 31, 2011

Sprott Physical Silver Trust Unaudited interim statement of comprehensive income

For the period from January 1, 2011 to March 31, 2011
US$
Income
Unrealized gains on silver bullion	150,459,447
150,459,447
Expenses
Management fees (note 11)	792,982
Bullion storage fees	243,800
Harmonized Sales Tax	141,457
Audit fees	25,832
General and administrative	9,495
Legal fees	7,952
Unitholder reporting costs	3,523
Net foreign exchange losses	2,569
Listing and regulatory filing fees	2,466
Trustee fees	1,174
Independent Review Committee fees	806
Other expenses	244
1,232,300
Net income for the period	149,227,147
Other comprehensive income	–
Total comprehensive income for the period	149,227,147
Basic and diluted income per Unit (note 9)	2.60

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

"Signed"	"Signed"
Eric Sprott	Steven Rostowsky

Sprott Physical Silver Trust Unaudited interim statement of financial position

	As at March 31, 2011	As at December 31, 2010
	US$	US$
Assets
Cash (note 6)	5,298,937	41,004,322
Silver bullion	839,874,507	689,414,648
Total assets	845,173,444	730,418,970
Liabilities
Due to Broker	–	34,755,577
Accounts payable	713,867	430,963
Total liabilities	713,867	35,186,540
Equity
Unitholders' capital	575,000,000	575,000,000
Retained earnings	296,238,376	147,011,229
Underwriting commissions and issue expenses	(26,778,799)	(26,778,799)
Total equity (note 8)	844,459,577	695,232,430
Total liabilities and equity	845,173,444	730,418,970
Total equity per Unit	14.69	12.09

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust Unaudited interim statement of changes in equity

	Number of Units outstanding	Unitholders' Capital	Retained Earnings	Underwriting Commissions and Issue Expenses	Total Equity
		US$	US$	US$	US$
Balance at December 31, 2010	57,500,000	575,000,000	147,011,229	(26,778,799)	695,232,430
Proceeds from issuance of Units (note 8)	–	–	–	–	–
Net income for the period	–	–	149,227,147	–	149,227,147
Balance at March 31, 2011	57,500,000	575,000,000	296,238,376	(26,778,799)	844,459,577

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust Unaudited interim statement of cash flows

For the period from January 1, 2011 to March 31, 2011
US$
Cash flows from operating activities
Net income for the period	149,227,147
Adjustments to reconcile net income for the period to net cash from operating activities
Unrealized gains on silver bullion	(150,459,447)
Net changes in operating assets and liabilities
Decrease in due to broker	(34,755,577)
Increase in accounts payable and management fees payable	282,904
Net cash used in operating activities	(35,704,973)
Cash flow from investing activities
Purchase of silver bullion	(412)
Net cash used in investing activities	(412)
Net increase (decrease) in cash during the period	(35,705,385)
Cash at beginning of period	41,004,322
Cash at end of period (note 6)	5,298,937

The accompanying notes are an integral part of these financial statements.

Sprott Physical Silver Trust

Notes to the Interim Financial Statements March 31, 2011

1.   Organization of the Trust

Sprott Physical Silver Trust (the "Trust") is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of June 30, 2010, as amended and restated as of October 1, 2010 (the "Trust Agreement"). The Trust's initial public offering was priced on October 28, 2010 and closed on November 2, 2010. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the "Units"). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the "NYSE Arca") and the Toronto Stock Exchange (the "TSX") under the symbols "PSLV" and "PHS.U", respectively.

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical silver bullion without the inconvenience that is typical of a direct investment in physical silver bullion. As part of its investment strategy, the Trust invests and holds substantially all of its assets in physical silver bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical silver bullion and does not speculate with regard to short-term changes in silver prices. The Trust has only purchased and expects only to own "good delivery bars" as defined by the London Bullion Market Association ("LBMA"), with each bar purchased being verified against the LBMA source.

The Trust's registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

Sprott Asset Management LP (the "Manager") acts as the manager of the Trust pursuant to the Trust Agreement and management agreement with the Trust. RBC Dexia Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Dexia Investor Services Trust also acts as custodian on behalf of the Trust for the Trust's assets other than physical silver bullion. The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical silver bullion owned by the Trust.

The financial statements of the Trust for the three-months ended March 31, 2011 were authorized for issue by the Manager on May 13, 2011.

2.   Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB" or the "Board").

The financial statements have been prepared on a historical cost basis, except for physical silver bullion and financial assets and financial liabilities held at fair value through profit or loss, that have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

Comparative figures have not been presented for the statements of comprehensive income, changes in equity and cash flows because the Trust had no operations prior to the initial public offering of October 28, 2010 other than the issuance of one Unit for proceeds of $10 on June 30, 2010, the date of the inception of the Trust.

2.1 Summary of Significant Accounting Policies

(i) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with the Trust's custodian, which is not subject to restrictions.

(ii) Silver bullion

Investments in silver bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards ("IAS") 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical silver bullion are accounted for on the business day following the date the order to buy or sell is executed.

(iii) Due to broker

Amounts due to broker are payables for physical silver bullion purchased that have been contracted for but not yet delivered on the reporting date. Refer to accounting policy for Other financial liabilities for recognition and measurement.

(iv) Other financial liabilities

This category includes all financial liabilities, other than those classified at fair value through profit and loss. The Trust includes in this category management fees payable, due to brokers and other accounts payable.

(v) Share Capital

Classification of redeemable units

Redeemable units are classified as equity instruments when:

•	The units entitle the holder to a pro rata share of the Trust's net assets in the event of the Trust's liquidation;

•	The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;

•	All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;

•	The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder's rights to a pro rata share of the Trust's net assets; and

•
The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

In addition to the redeemable units having all the above features, the Trust must have no other financial instrument or contract that has:

•	Total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and

•	The effect of substantially restricting or fixing the residual return to the redeemable unitholders.

The Trust continuously assesses the classification of the redeemable units. If the redeemable units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognised in equity.

(vi) Fees and commission expenses

Fees and commission expenses are recognized on an accrual basis.

(vii) Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust itself would not have any income tax liability.

(viii) Functional and presentation currency

The Trust's functional and presentation currency is the US Dollar. The Trust's performance is evaluated and its liquidity is managed in US Dollars. Therefore, the US Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

3.   Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Trust's financial statements requires the Manager to make judgements, estimates and assumptions that affect the amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgements

In the process of applying the Trust's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the financial statements:

Going Concern

The Trust's management has made an assessment of the Trust's ability to continue as a going concern and is satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Trust's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Functional Currency

The primary objective of the Trust is to invest and hold substantially all of its assets in physical silver bullion, the market value of which is denominated in U.S. dollars. The liquidity of the Trust is managed on a day-to-day basis in U.S. dollars in order to handle the issue, acquisition and redemption of the Trust's Units. Therefore, the Manager considers the U.S. dollar as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Estimates and Assumptions

The key accounting assumptions concerning the future and other key sources of estimation uncertainty at the recording date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The Trust based its assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Trust generally treats gains from the disposition of silver bullion as capital gains, rather than income, as the Trust intends to be a long-term passive holder of silver bullion, and generally disposes of its holdings in silver bullion only for the purposes of meeting redemptions. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

4.   Standards, Interpretations and Amendments Issued But Not Yet Effective

Standards issued but not yet effective at the date of the issuance of the Trust's financial statements are listed below.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the Board's work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement, and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the Board will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of IFRS 9 is not expected to have a material effect on the classification and measurement of the Trust's financial assets.

5.   Segment Information

For management purposes, the Trust is organized into one main operating segment, which invests in physical silver bullion. All of the Trust's activities are interrelated, and each activity is dependent on the others. Accordingly, all significant operating decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust's operating income is earned entirely in Canada and is primarily generated from its investment in physical silver bullion.

6.   Cash and Cash Equivalents

As at March 31, 2011, cash and cash equivalents consisted entirely of cash on deposit.

7.   Fair Value of Financial Instruments

As at March 31, 2011, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8.   Unitholders' Capital

The Trust is authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trust's capital is represented by the issued, redeemable, transferable Trust units. Quantitative information about the Trust's capital is provided in the statement of changes in equity. Under the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical silver bullion or cash. Units redeemed for physical silver bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical silver bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical silver bullion for Units that are being redeemed and the applicable silver storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Toronto time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the cost is allocated to unitholders' capital in an amount equal to the stated or assigned value of the Units and any difference is allocated to the Unit premiums and reserves account.

Net Asset Value

Net Asset Value ("NAV") is defined as the Trust's net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical silver bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders capital in the statement of financial position can vary depending on the demand for redemptions and subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in the Trust Agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust's objectives for managing capital are:

•	To invest and hold substantially all of its assets in physical silver bullion; and

•	To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

Refer to "Financial risk management objectives and policies" (Note 10) for the policies and procedures applied by the Trust in managing its capital.

9.   Earnings Per Unit

Basic earnings per unit ("EPU") is calculated by dividing the net income for the period attributable to the Trust's unitholders by the weighted average number of units outstanding during the period.

The Trust's diluted EPU is the same as basic EPU, since the Trust has not issued any instrument with dilutive potential.

For the period from January 1, 2011 to March 31, 2011
Net income for the period attributable to the Trust's redeemable units	$149,227,147
Weighted average number of redeemable units outstanding	57,500,000
Basic and diluted income per redeemable unit	$2.60

10.   Financial Risk and Management Objectives and Policies

Introduction

The Trust's objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust's activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The process of risk management is critical to the Trust's continuing profitability. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk and liquidity risk arising from the silver bullion that it holds.

Risk management structure

The Trust's Investment Manager is responsible for identifying and controlling risks.

Risk mitigation

The Trust has investment guidelines that set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

Excessive risk concentration

Concentration indicates the relative sensitivity of the Trust's performance to developments affecting a particular industry or geographical location. Concentrations of risk arise when a number of financial instruments or contracts are entered into with the same counterparty, or where a number of counterparties are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of liquidity risk may arise from the repayment terms of financial liabilities, sources of borrowing facilities or reliance on a particular market in which to realise liquid assets. The discussion below clarifies the Trust's management of various risks, including risk concentration.

Price risk

Price risk arises from the possibility that changes in the market price of the Trust's investments, which consist almost entirely of silver bullion, will result in changes in fair value of such investments. As at March 31, 2011, investments in physical silver bullion were 99.5% of total assets (December 31, 2010: 94.4%).

If the market value of silver increased by 1%, with all other variables held constant, this would have increased comprehensive income by approximately $8.4 million; conversely, if the value of silver bullion decreased by 1%, this would have decreased comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal. The Trust invests in short-term debt securities issued by the Government of Canada with maturities of less than 90 days from the date of purchase. Due to the short-term duration of these instruments, they have minimal interest rate risk.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust's assets, substantially all of which consist of an investment in silver bullion, are priced in U.S. dollars. Some of the Trust's expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions.

As at March 31, 2011, approximately $670,000 (December 31, 2010: $371,000) of the Trust's liabilities were denominated in Canadian dollars.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling silver bullion transactions. It is the Trust's policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trust's counterparties, such as bullion dealers, by reviewing their financial statements, when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled transactions in silver bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for securities purchased, such as treasury bills, as well as silver bullion, is only made against the receipt of the securities or bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and silver bullion on a regular basis. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trust. The Trust's liquidity risk is minimal, since its primary investment is physical silver bullion, which trades in a highly liquid market. All of the Trust's financial liabilities, including due to brokers, accounts payable and management fees payables have maturities of less than three months.

11.   Related Party Disclosures

The following parties are considered related parties to the Trust:

Investment Manager – Sprott Asset Management LP

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.45% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. Total management fees for the period from January 1, 2011 to March 31, 2011 amounted to $792,982.

Ownership and Other

As at March 31, 2011, the Trust's related parties included, Eric Sprott, CEO and Chief Investment Officer of the Manager and the Sprott Foundation a charitable organization established by Mr. Sprott's family. The Sprott Foundation owned 8.66% of the units of the Trust.

As at March 31, 2011, certain funds for which the Manager of the Trust also acted as the Manager held outstanding Units of the Trust. The following funds held the indicated percentage of outstanding Units of the Trust as at March 31, 2011: Sprott Opportunities Hedge Fund L.P. (0.44%), Sprott Hedge Fund L.P. (5.72%), Sprott Hedge Fund L.P. II (5.79%), Sprott Offshore Fund, Ltd. (3.67%), Sprott Offshore Fund II, Ltd. (2.20%).

All related party transactions were made at arm's length on normal commercial terms and conditions. There have been no other transactions between the Trust and its related parties during the reporting period.

12.   Independent Review Committee ("IRC")

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds ("NI 81-107"), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

13.   Soft Dollar Commissions

There were no soft dollar commissions for the three-month period ended March 31, 2011.

14.   Personnel

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

15.   Events After the Reporting Period

There were no material events after the reporting period.

Corporate Information

Head Office

Sprott Physical Silver Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, PO Box 27
Toronto, Ontario M5J 2J1
Telephone: (416) 203-2310
Toll Free: (877) 403-2310
Email: ir@sprott.com

Auditors

Ernst & Young LLP
Ernst & Young Tower
P.O. Box 251, 222 Bay Street
Toronto-Dominion Centre
Toronto, Ontario M5K 1J7

Legal Counsel

Heenan Blaikie LLP
P.O. Box 2900, Suite 2900
333 Bay Street
Bay Adelaide Centre
Toronto, Ontario Canada M5H 2T4

Seward & Kissel LLP
1200 G Street N.W.
Washington, DC 20005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL SILVER TRUST
(registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

Dated: May 13, 2011                                                                                    /s/ Kirstin H. McTaggart
By: Kirstin H. McTaggart
Corporate Secretary

SK 03883 0009 1196300